Exhibit 4.54
Dated the 26th day of February 2008
NAM TAI ELECTRONICS, INC.
as the Vendor
and
HKC (HOLDINGS) LIMITED
as the Purchaser

AGREEMENT FOR THE
SALE AND PURCHASE OF SHARES
IN
J.I.C. TECHNOLOGY COMPANY LIMITED

Baker & McKenzie
14th Floor Hutchison House
10 Harcourt Road
Hong Kong
Telephone: (852) 2846-1888
Fax: (852) 2845-0476
Ref: LKL/RCC

i

THIS AGREEMENT is made on the 26th day of February 2008
BETWEEN:
(1)	NAM TAI ELECTRONICS, INC., a company incorporated in the British Virgin Islands, whose registered office is at McNamara Chambers, P.O. Box 3342, Road Town, Tortola, British Virgin Islands (the “Vendor”); and

(2)	HKC (HOLDINGS) LIMITED, a company incorporated in Bermuda, whose registered office is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (the “Purchaser”).
WHEREAS:
(A)	The Company is a company incorporated in the Cayman Islands with limited liability and registered as an oversea company under Part XI of the Companies Ordinance. The Company’s shares are listed on the Stock Exchange.

(B)	The Vendor as beneficial owner has agreed to sell, and the Purchaser has agreed to purchase, the Sale Shares beneficially owned as at the date hereof by the Vendor, representing approximately 74.99% of the total issued share capital of the Company upon the terms and conditions hereinafter set out.
THE PARTIES AGREE THAT:
1.	Definitions and Interpretation

1.1	In this Agreement, where the context so admits the following words and expressions shall have the following meanings:

“Accounting Date”	31 December 2007;

“Accounts”	the audited financial statements of the Company and of each of the Subsidiaries for the accounting period which ended on the Accounting Date (each such financial statement comprising a balance sheet as at the Accounting Date, profit and loss account, notes and directors’ and auditors’ report) and the consolidated profit and loss account and consolidated balance sheet of the Company as at and for the period ending on the Accounting Date;

“Agreement”	this agreement as amended or varied from time to time in accordance with the terms hereof;

“associate”	the same meaning as defined in the Listing Rules;

“business day”	a day (other than Saturday) on which banks in Hong Kong are open for business;

“CCASS”	the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited;

“Companies Ordinance”	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong);

“Company”	J.I.C. Technology Company Limited, particulars of which being set out in Part A of Schedule 1;

“company”	any company or body corporate wherever incorporated;

“Completion”	completion of the sale and purchase of the Sale Shares as specified in Clause 6;

“Completion Date”	the earliest of the following:-

(a) subject to (b) and (c) below, the next business day after the day on which the joint announcement of the Purchaser and the Company in relation to this Agreement and the General Offer has been approved by the SFC and the Stock Exchange (which shall be no later than the Latest Announcement Date);

(b) where the performance of this Agreement and the transactions contemplated herein by the Purchaser requires approval from the Purchaser’s shareholders and there is no indication from the Stock Exchange that the waiver from convening the related Purchaser’s general meeting under Chapter 14 of the Listing Rules cannot be granted, the business day upon which the relevant written shareholders’ approval for the Purchaser permitted under the Listing Rules being obtained (which shall be no later than the Latest Announcement Date); and

(c) if and only if the performance of this Agreement and the transactions contemplated herein by the Purchaser requires to be approved by Purchaser’s shareholders in a general meeting as required by the Stock Exchange (which cannot be waived), the next business day after approval of the Purchaser’s shareholders at the Purchaser’s general meeting for such purpose (which shall be no later than the Latest Approval Date), in each case subject to any other date as the Parties may agree in writing;

“Deed of Indemnity”	the deed in the form set out in Schedule 3;

“Disclosure Letter”	the letter from the Vendor to the Purchaser dated the date of this Agreement in the approved terms;

“Earnest Money”	an amount of HK$1,000,000 paid by HKE to the Vendor pursuant to the Exclusivity Agreement;

“Exclusivity Agreement”	an exclusivity agreement made between the Vendor and HKE dated 6 February 2008;

“General Offer”	the cash offer to be made by or on behalf of the Purchaser in accordance with the Takeovers Code for the Offer Shares following and subject to Completion;

“Group”	the group of companies consisting of the Company and the Subsidiaries and the expression “member of the Group” shall be construed accordingly;

“HK$”	Hong Kong dollars;

“HKE”	Hong Kong Energy (Holdings) Limited, a wholly-owned subsidiary of the Purchaser;

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;

“Intellectual Property Rights”	includes patents, knowhow, trade secrets and other confidential information, registered or unregistered designs, copyrights, performer’s rights, Internet domain names of any level, plant variety rights, design rights, rights in circuit layouts, topography rights, trade marks, service marks, business names, registrations of, applications to register and rights to apply for registration of any of the aforesaid items, rights in the nature of any of the aforesaid items in any country, rights in the nature of unfair competition rights, rights to sue for passing off, moral rights and other registerable or unregisterable intellectual property rights;

“Latest Announcement Date”	11 March 2008, being the fourteen (14th) day immediately after the signing date of this Agreement;

“Latest Approval Date”	26 May 2008;

“Leased Properties”	all the land, buildings and premises currently leased by the Group;

“Listing Rules”	at any given time, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in force at that time;

“Offer Shares”	the existing issued Shares but excluding the Sale Shares and any other Shares owned by the Purchaser and persons acting in concert (within the meaning of the Takeovers Code) with it on the Completion Date and/or acquired or agreed to be acquired by the Purchaser and persons acting in concert with it while the General Offer remains open for acceptance;

“Parties”	the named Parties to this Agreement and “Party” means any one of them;

“Purchase Price”	the purchase price payable by the Purchaser for the Sale Shares as specified in Clause 3.1;

“Sale Shares”	the 572,594,978 ordinary shares of HK$0.01 each in the capital of the Company to be bought and sold pursuant to Clause 2, being all the issued shares in the capital of the Company beneficially owned by the Vendor;

“SFC”	the Executive Director for the time being of the Corporate Finance Division of the Securities and Futures Commission and any delegate for the time being of the Executive Director;

“Share Option Scheme”	the share option scheme adopted by the Company on 31 May 2002;

“Shares”	the ordinary shares of HK$0.01 each in the capital of the Company, and “Share” means any of them;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Subsidiaries”	the subsidiaries of the Company listed in Part B of Schedule 1;

“Takeovers Code”	at any relevant time, the Hong Kong Code on Takeovers and Mergers in force at that time;

“Tax”	all forms of taxation, stamp duties, estate duties, deductions, withholdings, duties, imposts, levies, fees, charges, social security contributions and rates imposed, levied, collected, withheld or assessed by any local, municipal, regional, urban, governmental, state, federal or other body in Hong Kong or elsewhere and any interest, additional taxation, penalty, surcharge or fine in connection therewith;

“Total Cash”	cash at bank or in hand of the Group free from any encumbrance of whatsoever nature;

“Warranted Cash Level”	HK$335 million if and only if Completion is conducted on or before the Latest Announcement Date, provided that if any of the existing bank loan of the Group as disclosed in the Disclosure Letter must be repaid at the request of the relevant bank before Completion, the “Warranted Cash Level” shall be reduced by the amount of such repayment; and

“Warranties”	the warranties, representations, indemnities and undertakings given or made by the Vendor and contained in this Agreement (including those warranties and representations set out in Schedule 2).
1.2	Any references, express or implied, to statutes or statutory provisions shall be construed as references to those statutes or provisions as respectively amended or re-enacted or as their application is modified by other provisions (whether before or after the date hereof) from time to time and shall include any statutes or provisions of which they are re-enactments (whether with or without modification) and any orders, regulations, instruments or other subordinate legislation under the relevant statute or statutory provision. References to sections of consolidating legislation shall, wherever necessary or appropriate in the context, be construed as including references to the sections of the previous legislation from which the consolidating legislation has been prepared.

1.3	References herein to Clauses and Schedules are to clauses in and schedules to this Agreement (unless the context requires otherwise). The Recitals and the Schedules to this Agreement shall be deemed to form part of this Agreement.

1.4	The expressions the “Vendor” and the “Purchaser”, shall, where the context permits, include their respective permitted assigns.

1.5	The headings are inserted for convenience only and shall not affect the construction of this Agreement.

1.6	Unless the context requires otherwise, words importing the singular include the plural and vice versa and words importing a gender include every gender.

1.7	References to “persons” shall include bodies corporate, unincorporated associations and partnerships (whether or not having separate legal personality).

1.8	References to writing shall include any methods of producing or reproducing words in a legible and non-transitory form.

1.9	A document expressed to be “in the approved terms” means a document the terms of which have been approved by or on behalf of the Vendor and the Purchaser and a copy of which has been signed for the purposes of identification by or on behalf of the Vendor and the Purchaser.

1.10	Unless the context requires otherwise, words and expressions defined in the Companies Ordinance shall bear the same respective meanings when used in this Agreement.

1.11	In construing this Agreement:
1.11.1	the rule known as the ejusdem generis rule shall not apply and, accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things; and

1.11.2	general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words.

2.	Sale and Purchase of the Sale Shares

2.1	Subject to the terms of this Agreement, the Vendor shall sell as beneficial owner and the Purchaser shall purchase, the Sale Shares free from all liens, charges and encumbrances and together with all rights now or hereafter attaching to them, including all rights to any dividend or other distribution declared, made or paid on or after the date of this Agreement.

2.2	The Purchaser shall not be obliged to complete the purchase of any of the Sale Shares unless the purchase of all of the Sale Shares is completed simultaneously.

3.	Purchase Price

3.1	The total consideration payable for the Sale Shares shall be HK$397,461,067 (equivalent to approximately HK$0.69414 per Sale Share).

3.2	The Parties acknowledge that pursuant to the Exclusivity Agreement, the Vendor has received the Earnest Money from HKE. The Parties hereby agree that the Earnest Money is to be applied as part payment of the Purchase Price at Completion, and the remaining balance of the Purchase Price in the sum of HK$396,461,067 will be paid at Completion in accordance with Clause 6.3.1.

3.3	Where Completion does not occur on or before the Latest Announcement Date or such later date as the Parties may otherwise agree in writing, the Purchaser shall pay to the Vendor in cash within two business days after the Latest Announcement Date a deposit of HK$99,365,267 as part of the Purchase Price.

4.	Conditions

4.1	The sale and purchase of the Sale Shares is conditional upon:
4.1.1	the Warranties being true and accurate and not misleading in all material respects at the date of this Agreement and having remained true and accurate and not misleading in all material respects on the Completion Date;

4.1.2	the Vendor not having breached any of its obligations specified in Clause 7; and

4.1.3	the current listing of the Shares not having been withdrawn, the Shares continuing to be traded on the Stock Exchange prior to the Completion Date (save for any temporary suspension pending any announcement in connection with this Agreement and transactions contemplated hereunder) and the Stock Exchange and SFC not having objected, and not having indicated that they will object, to such listing.
4.2	The Purchaser may waive all or any of the conditions set out in Clause 4.1 at any time by notice in writing to the Vendor.

4.3	In the event that any of the conditions referred to in Clause 4.1 shall not have been fulfilled (or waived pursuant to Clause 4.2) prior to 26 May 2008, then the Purchaser shall not be bound to proceed with the purchase of the Sale Shares and this Agreement shall cease to be of any effect except Clauses 9, 12 and 13 which shall remain in force and save in respect of claims arising out of any antecedent breach of this Agreement. Where the Purchaser has paid the deposit to the Vendor in accordance with Clause 3.3, the Vendor shall forthwith return the whole of such deposit to the Purchaser in cash without any interest.

5.	General Offer

The Parties hereby undertake that they will each use all reasonable endeavours to supply such information as may be reasonably necessary to be included in the documents to be despatched or the announcements to be issued pursuant to the Takeovers Code in connection with the General Offer.

6.	Completion

6.1	Subject to the provisions of Clause 4, Completion shall take place on the Completion Date at the office of the Purchaser(at the request of the Purchaser) when all (but not some only) of the events described in the other provisions of this Clause 6 shall occur.

6.2	At Completion, the Vendor shall:
6.2.1	procure that its designated participant with CCASS gives an irrevocable delivery instruction to effect a book entry settlement of 61,604,688 Shares out of the Sale Shares in accordance with the rules and the operational procedures of CCASS to the credit of the stock account of the Purchaser’s designated participant with CCASS in accordance with the details provided by the Purchaser to the Vendor prior to Completion;

6.2.2	deliver or cause to be delivered to the Purchaser:
6.2.2.1	evidence of the giving of the delivery instruction referred to in Clause 6.2.1 above together with sold note(s) in respect of such amount of Sale Shares duly executed by or on behalf of the Vendor;

6.2.2.2	duly executed transfers and sold notes in respect of 510,990,290 Shares out of the Sale Shares in favour of the Purchaser or its nominee(s) together with the relative share certificates;

6.2.2.3	a cheque for HK$397,462 (being an estimate only of the Vendor’s share of stamp duty payable in respect of the transfer of the Sale Shares) drawn in favour of the Government of the Hong Kong Special Administrative Region;

6.2.2.4	all powers of attorney or other authorities under which sold notes (if applicable) in respect of the Sale Shares have been executed;

6.2.2.5	the Deed of Indemnity duly executed by the Vendor;

6.2.2.6	all the statutory and other books and records (including financial records) duly written up to date of each member of the Group and their respective certificates of incorporation, current business registration certificates and common seals and any other papers, records and documents of each member of the Group to the extent within the possession of the Vendor;

6.2.2.7	a written confirmation that (a) the Vendor is not in material breach of any of the Warranties or any of its obligations in this Agreement and (b) all loans or other indebtedness due or owing to any member of the Group by the Vendor or the directors of all members of the Group (other than in the capacity as employees) or their respective associates have been repaid in full;

6.2.2.8	duly executed transfers and sold notes (if applicable) in favour of the Company (or its nominees) in respect of the one share in J.I.C. Enterprises (Hong Kong) Limited held by Chui Kam Wai on behalf of the Company; and

6.2.2.9	a certificate from a director of the Company confirming that as at the Completion Date:
(a)	if Completion is conducted on or before the Latest Announcement Date, the amount of Total Cash is not less than the relevant Warranted Cash Level; and

(b)	J.I.C. Enterprises (Hong Kong) Limited is inactive, has no assets or liabilities other than those disclosed in its balance sheet as at 31 December 2005, and has no material change in assets and liabilities since 31 December 2005.
6.2.3	cause such persons as the Purchaser may nominate to be validly appointed (by procuring the necessary board resolutions to be duly passed by the Completion Date) as directors of the Company, subject to their being acceptable to the Stock Exchange, with effect from the earliest time permitted under (or pursuant to any dispensation from) the Takeovers Code or by the SFC, and as directors of the other members of the Group with effect from the Completion Date;

6.2.4	cause (by procuring the necessary board resolutions to be duly passed by the Completion Date):

6.2.4.1	any director, officer or employee of any member of the Group as the Parties may agree to resign from the relevant member of the Group with effect from the earliest time permitted under (or pursuant to any dispensation from) the Takeovers Code or by the SFC (or, where the Parties otherwise agree, cause such director, officer or employee to agree not later than the Completion Date to resign with effect from a later reasonable date as the Parties may agree);

6.2.4.2	such persons as the Purchaser may nominate to be validly appointed as the company secretary and the auditors of any member of the Group and upon such appointment forthwith cause the existing company secretary and the existing auditors of each such member of the Group to resign from their respective offices and as an employee in the case of the company secretary (if applicable) with effect from the Completion Date (or, where the Parties otherwise agree, cause such company secretary and auditors to agree not later than the Completion Date to resign with effect from a later reasonable date as the Parties may agree), provided that the resignation of the auditors shall only be effective after they have completed the annual audit of the Group for the year ended 31 December 2007, and cause (a) any person so resigning as director or secretary to deliver to the Purchaser a letter under seal or otherwise executed as a deed addressed to the relevant member of the Group in the form set out in Schedule 4 and (b) any person so resigning as auditors to deliver to the Purchaser a letter of resignation addressed to the relevant member of the Group such resignation to contain a statement that there are no circumstances up to and including the Completion Date and connected with their resignation which they consider should be brought to the attention of the members or creditors of the relevant member of the Group; and

6.2.5	procure, with effect from the effective date of the changes referred to in Clause 6.2.3, the revocation of all authorities to the bankers of each member of the Group relating to bank accounts and procure the giving of authority to such persons as the Purchaser may nominate to operate the same.
6.3	At Completion, the Purchaser shall, subject to the Vendor having performed its obligations under Clause 6.2 in accordance with the terms thereof and the Purchaser receiving satisfactory evidence from its designated CCASS participant that the transfer of ownership of the 61,604,688 Shares out of the Sale Shares has been properly effected through CCASS:
6.3.1	deliver to the Vendor a bankers’ draft drawn on a prime bank in Hong Kong for the remaining balance of the Purchase Price (after deducting the amount of Earnest Money in accordance with Clause 3.2 and, where applicable, the amount of deposit referred to in Clause 3.3) in favour of the Vendor, being the Vendor’s nominee, whose receipt shall be an absolute discharge therefor; and

6.3.2	deliver to the Vendor a counterpart Deed of Indemnity duly executed by the Purchaser.
6.4	The Vendor shall procure that:
6.4.1	all arrangements and agreements between any member of the Group on the one hand and the Vendor or any of its associates on the other hand (including, without prejudice to the generality of the foregoing, all agreements between any of such parties relating to the management of any member of the Group, but excluding those arrangements or agreements set out in Schedule 5); and

6.4.2	any agreement or arrangement relating to the affairs of any member of the Group between the Vendor or any of its associates on the one hand and any officer or employee of any member of the Group on the other hand, shall in each case be terminated on or before the Completion Date by mutual agreement between the respective parties thereto but without further liability on the part of the relevant member of the Group and on approved terms.

6.5	Without prejudice to any other remedies available to the Purchaser, if in any respect the provisions of Clause 6.2 or 6.4 are not complied with by the Vendor on the Completion Date, the Purchaser may:
6.5.1	defer Completion to a date not more than 21 days after the Completion Date (and so that the provisions of Clauses 6.1 to 6.4 shall apply to Completion as so deferred); or

6.5.2	proceed to Completion so far as practicable (without prejudice to the Purchaser’s rights hereunder); or

6.5.3	rescind its obligations under this Agreement and, where the Purchaser has paid the deposit to the Vendor in accordance with Clause 3.3, the Vendor shall forthwith return the whole of such deposit to the Purchaser in cash without any interest.
6.6	Notwithstanding anything to the contrary in this Agreement, in the event that Completion cannot take place in the absence of any default of the Vendor on or before the Latest Announcement Date (in the case where no approval from the Purchaser’s shareholders in a general meeting is required) or the Latest Approval Date (in the case where approval from the Purchaser’s shareholders in a general meeting is required), the Vendor may (without prejudice to other rights which the Vendor may have against the Purchaser):
6.6.1	defer Completion to a date as agreed with the Purchaser in writing; or

6.6.2	rescind its obligations under this Agreement.
6.7	Where this Agreement is terminated or rescinded pursuant to Clause 4.3 or Clause 6:

6.7.1	(in the absence of any default of the Vendor) the Vendor shall forthwith return 50% of the Earnest Money (being HK$500,000) to HKE (through the Purchaser) in cash without any interest, cost or compensation, and the Vendor shall be entitled (without prejudice to other rights which the Vendor may have against the Purchaser) to forfeit absolutely the remaining balance of the Earnest Money (being HK$500,000) paid to the Vendor under the Exclusivity Agreement; and

6.7.1	(due to a default of the Vendor) the Vendor shall forthwith return the whole of the Earnest Money (being HK$1,000,000) to HKE (through the Purchaser) in cash without any interest, cost or compensation.
7.	Further Undertakings

7.1	The Vendor will procure that:
7.1.1	the business of each member of the Group is operated in a manner consistent with past practices during the period between the date hereof and the Completion Date and in the best interests of the Group;

7.1.2	on or before the Completion Date, all guarantees given by any member of the Group in favour of third parties in respect of the performance of the obligations of the Vendor or any of its associates are released or assumed by the Vendor or an associate; and

7.1.3	on or before the Completion Date, all loans or other indebtedness due or owing to any member of the Group by the Vendor or the directors of all members of the Group (other than in the capacity as employees) or their respective associates are repaid in full;
7.2	Pending Completion the Vendor shall not:
7.2.1	do, allow or procure any act or omission which would constitute a material breach of any of the Warranties; or

7.2.2	sell, assign or transfer or purport to sell, assign or transfer any of the Sale Shares or create or permit to be created any third party right or interest therein.
7.3	Pending Completion and save as contemplated by this Agreement or in the ordinary course of the business of the Group, the Vendor shall procure that each member of the Group will not, without the prior written consent of the Purchaser, engage in the following activities if and to the extent that any of such activities will have a material adverse effect on the general affairs of the Group as a whole:
7.3.1	do, allow or procure any act or omission which would constitute a breach of any of the Warranties;

7.3.2	create or permit to arise any lien, charge, encumbrance, pledge, mortgage or other third party right or interest on or in respect of any of its undertaking,

property or assets;
7.3.3	pass any shareholders’ resolution other than a resolution for approving this Agreement or the transactions contemplated herein;

7.3.4	enter into, or amend any existing, arrangements, agreements and contracts (otherwise than in the ordinary course of business) including but not limited to agreements with any of the directors or officers or employees;

7.3.5	issue or agree to issue any shares, warrants or other securities or loan capital or grant or agree to grant any option over or right to acquire or convert into any share or loan capital;

7.3.6	take any action which would result in the Purchaser acquiring on Completion a percentage interest in the Company (on a fully diluted basis) lower than that contemplated in this Agreement or the Company reducing its interest in any Subsidiary;

7.3.7	declare, pay or make any dividends or other distributions;

7.3.8	appoint any director, company secretary or auditor (other than the appointments referred to in Clauses 6.2.3 and 6.2.4.1);

7.3.9	carry on any business which constitutes a material deviation from the business currently carried on by it;

7.3.10	incorporate any subsidiary or permit the disposal or dilution of its interest, directly or indirectly, in any subsidiary or acquire shares in any company or dispose of any shares in any company or acquire or dispose of any loans or loan capital;

7.3.11	consolidate or merge with or acquire any other business;

7.3.12	enter into any partnership or joint venture arrangement;

7.3.13	make any loan or advance or give any credit (other than trade credits in the ordinary course of business);

7.3.14	give any guarantee or indemnity for or otherwise secure the liabilities or obligations of any person save and except the Company and the Subsidiaries;

7.3.15	sell, transfer, lease, assign or otherwise dispose of any material part of its undertaking, property or assets (or any interest therein) or contract so to do;

7.3.16	make any capital expenditure in excess of HK$1,000,000;

7.3.17	hire or change the terms of employment of any employee or terminate the employment of any employee (other than as contemplated in Clauses 6.2.4 and 6.4);

7.3.18	take any action in relation to pensions, retirement schemes or share option schemes (including but not limited to the grant of options under the Share Option Scheme);

7.3.19	take any action in relation to profit-sharing or bonus schemes or any other executive or employee benefits;

7.3.20	alter its financial year end;

7.3.21	amend the accounting policies or reporting practices previously adopted by it;

7.3.22	settle or compromise any major claims in relation to Tax;

7.3.23	commence, settle or take any action relating to any litigation, arbitration or other proceedings concerning the Group’s business or assets (other than the existing litigation disclosed in the Disclosure Letter); and/or

7.3.24	make, amend or terminate any long-term, unusual or onerous contract (long-term meaning a contract under which the obligations of any party thereto may remain outstanding for more than one year) or take any action which could, as a consequence of any action taken by another party, result in any of the same.
7.4	Where any member of the Group proposes to enter into any transaction, agreement or arrangement (or any series of transactions, agreements or arrangements) other than its monthly payroll which involves a transaction amount (or the amount of that member’s commitment or liability) that will exceed HK$1,000,000 in a single transaction, agreement or arrangement or HK$1,000,000 on an annual basis, the Vendor’s obligations in Clauses 7.1, 7.2 and/or 7.3 shall not be deemed to have been fulfilled unless the relevant member of the Group has obtained the Purchaser’s prior written approval to such proposal.

7.5	The Vendor shall assist, and shall procure that the Company and its directors, officers and employees assist, the Purchaser in all negotiations and exchanges of correspondence with the SFC and the Stock Exchange in connection with all requests by such regulatory authorities.

7.6	The Vendor undertakes to indemnify and keep indemnified the Purchaser (for itself and as trustee for each member of the Group) against any claims which may be brought by the directors and any other persons who resign or are intended to resign pursuant to Clause 6.2.4 or Clause 6.4.3.

7.7	The Purchaser undertakes that it shall use its best endeavours to:
7.7.1	prepare and clear the joint announcement of the Purchaser and the Company in relation to this Agreement and the General Offer by the Latest Announcement Date (or such other date as the Parties may otherwise agree in writing) , and allow the Vendor to make reasonable comments;

7.7.2	(where the Purchaser’s shareholders’ approval on the Agreement and the transactions contemplated hereunder is required) provide all information and respond to the Stock Exchange in a timely manner with a view to obtaining a waiver from convening the Purchaser’s general meeting under Chapter 14 of the Listing Rules;
7.7.3	(where the waiver referred to in Clause 7.7.2 is granted) obtain written shareholders’ approval of the Purchaser on this Agreement and the transactions contemplated herein on or before the Latest Announcement Date; and

7.7.4	(where the Purchaser is required to convene a general meeting) obtain irrevocable voting instructions of more than 50% of the Purchaser’s shareholders approving this Agreement and the transactions contemplated herein no later than the business day immediately after the joint announcement referred to in Clause 7.7.1 has been published, and seek the Purchaser’s shareholders approval in general meeting for such purpose on or before the Latest Approval Date.
7.8	The Vendor undertakes to provide to the Purchaser within three business days from the date hereof a copy of the duly signed termination agreement in relation of the Consultancy Agreement dated 18 June 2007 and entered into between the Company and Keizo Kitahara.

8.	Warranties

8.1	The Vendor hereby represents, warrants and undertakes to the Purchaser (to the intent that the provisions of this Clause shall continue to have full force and effect notwithstanding Completion) that each of the statements set out in Schedule 2 is now and will at Completion be true and accurate and acknowledge that the Purchaser in entering into this Agreement is relying on such Warranties and has been induced by them to enter into this Agreement.

8.2	The Warranties are given subject to the matters fairly disclosed in the Disclosure Letter but no other information relating to any member of the Group of which the Purchaser has knowledge (actual or constructive) and no investigation by or on behalf of the Purchaser shall prejudice any claim made by the Purchaser under such Warranties or under the indemnity contained in Clause 8.5 or operate to reduce any amount recoverable and it shall not be a defence to any claim against the Vendor that the Purchaser knew or ought to have known or had constructive knowledge of any information (other than as disclosed in the Disclosure Letter) relating to the circumstances giving rise to such claim.

8.3	The Warranties set out in each paragraph of Schedule 2 shall be separate and independent and save as expressly provided shall not be limited by reference to or inference from any other paragraph or anything in this Agreement or the Schedules nor anything in the Disclosure Letter which is not expressly referenced to the Warranty concerned.

8.4	The Warranties set out in each paragraph of Schedule 2 shall be deemed to be given on the date of this Agreement and on the Completion Date as if all references therein to the date of this Agreement were (save where the context precludes) references to the Completion Date.
8.5	The Vendor hereby undertakes to indemnify and keep indemnified the Purchaser (for itself and as trustee for each member of the Group) against any costs, expenses and liability properly and reasonably incurred by the Purchaser in connection with any breach of any Warranties by the Vendor; and the indemnity contained in this Clause shall be without prejudice to any other rights and remedies of the Purchaser in relation to any such breach of Warranties and all such other rights and remedies are hereby expressly reserved to the Purchaser.

8.6	Where any statement in the Warranties is qualified as being subject to the knowledge of the Vendor, that statement shall be deemed to include an additional statement that it has been made after due and careful enquiry by the Vendor so as to ensure that it is true and accurate and is not misleading, whether by reason of an omission or otherwise.

8.7	The Vendor hereby agrees with the Purchaser (for itself and as trustee for the Company and each of the Subsidiaries) to waive any rights which it may have in respect of any misrepresentation or inaccuracy in, or omission from, any information or advice supplied or given by the Company or its Subsidiaries or its or their officers, employees or advisers in connection with the giving of the Warranties and the preparation of the Disclosure Letter.

8.8	If any sum payable by the Vendor under this Agreement shall be subject to Tax (whether by way of deduction or withholding or direct assessment of the person entitled thereto) such payment shall be increased by such an amount as shall ensure that after deduction, withholding or payment of such Tax the recipient shall have received a net amount equal to the payment otherwise required hereby to be made.

8.9	Any liability of the Vendor in respect of a breach of the Warranties or a breach of any obligation under this Agreement or the Deed of Indemnity shall survive Completion.

8.10	The Vendor will not be liable under any of the Warranties unless notice of a claim under the Warranties specifying in reasonable detail and to the extent possible the event or default to which the claim relates and the nature of the breach and amount claimed has been received by the Vendor not later than the expiry of the period of three years following Completion.

8.11	Any claim in respect of which notice has been given in accordance with Clause 8.10 will be deemed to have been irrevocably withdrawn and lapsed if (not having been previously satisfied, settled or withdrawn) proceedings in respect of such claim have not been issued and served on the Vendor not later than the expiry of the period of six months after the date of such notice.

8.12	The Vendor will only be liable in respect of any one claim under the Warranties (except the Warranty set out in paragraph 17 of Schedule 2 to which the thresholds in Clauses 8.12.1 and 8.12.2 shall not apply) if:

8.12.1	the amount finally adjudicated or agreed as being payable in respect of one claim is in excess of HK$1,000,000 (provided however that claims arising out of the same subject matter will for the purposes of this Clause be construed as one claim); and

8.12.2	the aggregate amount finally adjudicated or agreed as being payable in respect of all such claim or claims is in excess of HK$5,000,000 in which event, the Vendor will be liable for the whole amount and not merely for the excess.
8.13	The total liability of the Vendor for claims made under the Warranties will not exceed HK$271.4 million.

8.14	The Vendor will not be liable under the Warranties to the extent that any depletion, diminution or reduction in the value or amount of any of the assets of the Company or any member of the Group occurs as a result of or is otherwise attributable to any legislation not in force at the date of this Agreement or any change of law or administrative practice which takes effect retroactively or occurs as a result of any increase in the rates of Tax in force at the date of this Agreement.

8.15	The Vendor will not be liable for a breach of any of the Warranties to the extent that the loss suffered by the Purchaser or any member of the Group also gives rise to an equivalent claim under the Deed of Indemnity and the Vendor has satisfied such equivalent claim. The Vendor will not be liable for a claim under the Deed of Indemnity to the extent that an equivalent claim has been made under the Warranties and the Vendor has satisfied such equivalent claim.

8.16	Upon its becoming aware of any matter which is a breach of or inconsistent with any of the Warranties or may give rise to a claim under any of the Warranties:
8.16.1	the Purchaser shall as soon as reasonably practicable give notice to the Vendor of the matter; and

8.16.2	in relation to a claim by a third party (the “Third Party Claim”) against any member of the Group and/or the Purchaser which may give rise to a claim under any of the Warranties, the Vendor shall at its own costs take such action, give assistance and institute such proceedings as may be reasonably requested by the Purchaser to (a) avoid, dispute, resist, mitigate, settle, compromise, defend, remedy or appeal the Third Party Claim and (b) enforce against any person the rights of the Purchaser or the Company in relation to the Third Party Claim.
8.17	Where the Purchaser or any member of the Group is at any time entitled to recover from some person other than the Vendor any sum in respect of any matter giving rise to a claim under the Warranties, the Purchaser shall promptly take all reasonable steps available to it to enforce such recovery. In the event that the Purchaser or the Group shall recover any amount from such other person, the amount of the Purchaser’s claim against the Vendor shall be reduced by the amount recovered.

8.18	If the Purchaser receives from the Vendor an amount in respect of any claim under the Warranties and the Purchaser or the Group subsequently becomes entitled to recover from some other person (whether under any provision of applicable law, insurance policy or otherwise howsoever) any sum which is directly referable to such claim, then:
8.18.1	the Purchaser shall as soon as practicable take all reasonable steps available to it to enforce such recovery; and

8.18.2	the Purchaser shall as soon as practicable pay to the Vendor any sum it receives from such other person to the extent that the aggregate of the sum received from the Vendor and the sum received from such other person exceeds the aggregate of (i) the amount of the loss suffered by the Purchaser or the Group with respect to such claim; and (ii) any cost and expenses incurred by the Purchaser or the Group in obtaining recovery from such other person.
8.19	The Purchaser shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any losses which, in the absence of mitigation, might give rise to a liability in respect of any claim for breach of any Warranty by the Vendor under this Agreement.

8.20	Any limitation to the Vendor’s liabilities in this Clause 8 shall not apply to any breach of Warranties or any liabilities of the Vendor which is arisen from or is attributable to any fraud, wilful concealment or dishonesty on the part of the Vendor.

9.	Restriction on Announcements and Disclosure

9.1	None of the Parties hereto shall, without the prior written consent of the other Party, disclose the terms of, or any matters referred to in, this Agreement except to its professional advisers and senior management whose province is to know such terms or matters and to those persons to whom it may be necessary to disclose such terms or matters for the purpose of or in connection with this Agreement or the General Offer and subject as required by law or by the SFC and/or the Stock Exchange or by virtue of the Takeovers Code, the Listing Rules or of any other regulatory requirements.

9.2	Subject as provided in Clause 9.3, none of the Parties shall make any public announcement in relation to the transactions the terms of which are set out in this Agreement or the transactions or arrangements hereby contemplated or herein referred to or any matter ancillary hereto or thereto without the prior written consent of the other Party (which consents shall not be unreasonably withheld or delayed).

9.3	This Clause 9 shall not apply to any announcement required to be made pursuant to the Takeovers Code or the Listing Rules as to the contents of which the Party making the same shall have consulted and agreed with the other Party and obtained approval from the SFC and/or the Stock Exchange as may be required.

9.4	Each of the Parties hereto undertakes that prior to Completion and thereafter it will not (save as required by law, any regulatory requirement, the Stock Exchange or the SFC) make any announcement in connection with this Agreement or the transactions or arrangements contemplated hereunder or referred to herein unless the other Party hereto shall have given its consent to such announcement (which consent may not be unreasonably withheld or delayed and may be given either generally or in a specific case or cases and may be subject to conditions).
10.	Access to Information

10.1	As from the date of this Agreement, the Vendor shall give and shall procure that the Purchaser and any persons authorised by it will be given all such information relating to each member of the Group and such access to the premises and all books, title deeds, records, accounts and other documentation of each member of the Group as the Purchaser may request and be permitted to take copies of any such books, deeds, records, accounts and other documentation and that the officers and employees of each member of the Group shall be instructed to give promptly all such information and explanations to any such persons as aforesaid as may be requested by it or them.

10.2	The Purchaser hereby undertakes that it will not prior to Completion, save as required by law, the SFC or the Stock Exchange, divulge any confidential information relating to the Group obtained by it or its representatives pursuant to this Clause 10 to any person other than its own officers, employees or professional advisers.

11.	Restriction of Vendor

11.1	The Vendor undertakes with the Purchaser (for itself and as trustee for the Company and each of the Subsidiaries) that, except with the consent in writing of the Purchaser, if, in connection with the business or affairs of any member of the Group, it shall have obtained trade secrets or other confidential information belonging to any third party under an agreement purporting to bind any member of the Group which contained restrictions on disclosure, it will not without the previous written consent of the board of directors of the Purchaser at any time infringe or take any action which would or might result in an infringement of such restrictions;

11.2	The Vendor will procure that its subsidiaries will observe the restrictions contained in the foregoing provisions of this Clause 11.

11.3	While the restrictions contained in this Clause 11 are considered by the Parties to be reasonable in all the circumstances, it is recognised that restrictions of the nature in question may fail for technical reasons and accordingly it is hereby agreed and declared that if any of such restrictions shall be adjudged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Purchaser but would be valid if part of the wording thereof were deleted or the periods thereof reduced or the range of activities or area dealt with thereby reduced in scope the said restriction shall apply with such modifications as may be necessary to make it valid and effective.

12.	Miscellaneous

12.1	Each Party shall pay its own costs and disbursements of and incidental to this Agreement and the sale and purchase hereby agreed to be made. All stamp duty payable on the instruments of transfer and bought and sold notes in respect of the sale and purchase of the Sale Shares shall be borne in equal share by the Vendor and the Purchaser.

12.2	Each notice, demand or other communication given or made under this Agreement shall be in writing and delivered or sent to the relevant Party at its address or facsimile number set out below (or such other address or facsimile number as the addressee has by five (5) days’ prior written notice specified to the other Party):

To the Vendor:	Address: c/o Suites 1506-1508, 15/F., One Exchange Square, 8 Connaught Place, Central, Hong Kong
Facsimile No.: 852-22631223
Attention: Mr. John Qunito Farina

To the Purchaser:	Address: 9th Floor, Tower 1, South Seas Centre, 75 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong
Facsimile No.: 852-27310069
Attention: Mr. Kirk Tsang
Any notice, demand or other communication so addressed to the relevant Party shall be deemed to have been delivered: (a) if given or made by personal delivery or prepaid registered post, when actually delivered to the relevant address; and (b) if given or made by facsimile, when despatched subject to machine-printed confirmation of receipt being received by the sender.

12.3	No failure or delay by a Party in exercising any right, power or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy. Without limiting the foregoing, no waiver by a Party of any breach by the other Party of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof. If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect, the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby.

12.4	This Agreement shall not be assignable unless otherwise agreed by the other Party.

12.5	This Agreement (together with any documents referred to herein) constitutes the whole agreement between the Parties hereto and it is expressly declared that no variations hereof shall be effective unless made in writing.

12.6	The provisions of this Agreement including the Warranties herein contained, insofar as the same shall not have been fully performed at Completion, shall remain in full force and effect notwithstanding Completion.

12.7	Any right of rescission conferred upon the Purchaser hereby shall be in addition to and without prejudice to all other rights and remedies available to it.

12.8	The Vendor and the Purchaser shall do and execute or procure to be done and executed all such further acts, deeds, things and documents as may be necessary to give effect to the terms of this Agreement and to place control of the Company and each member of the Group in the hands of the Purchaser.

12.9	This Agreement may be executed in one or more counterparts, and by the Parties on separate counterparts, but shall not be effective until every party has executed at least one counterpart and each such counterpart shall be an original of this Agreement but all the counterparts shall together constitute one and the same instrument.

13.	Governing Law and Jurisdiction

13.1	This Agreement shall be governed by and construed in accordance with the laws of Hong Kong and the Parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of the Hong Kong courts for the purpose of enforcing any claim arising hereunder.

13.2	The Vendor hereby irrevocably appoints Wilkinson & Grist of 6th Floor, Prince’s Building, 10 Charter Road, Central, Hong Kong as its agent to receive and acknowledge on its behalf service of any writ, summons, order, judgment or other notice of legal process in Hong Kong. If for any reason the agent named above (or its successor) no longer serves as agent of the Vendor for this purpose, the Vendor shall promptly appoint a successor agent satisfactory to the Purchaser, notify the Purchaser thereof and deliver to the Purchaser a copy of the new process agent’s acceptance of appointment Provided that until the Purchaser receives such notification, it shall be entitled to treat the agent named above (or its said successor) as the agent of the Vendor for the purposes of this Clause 13.2. The Vendor agrees that any such legal process shall be sufficiently served on it if delivered to such agent for service at its address for the time being in Hong Kong whether or not such agent gives notice thereof to the Vendor.
IN WITNESS WHEREOF this Agreement has been executed by the abovenamed Parties on the day and year first above written.

SCHEDULE 1 — PART A
Particulars of the Company
The Company
Date and place of incorporation: 8 January 2002; The Cayman Islands
Address of registered office: Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands
Authorised share capital: HK$26,000,000 being comprised of 2,600,000,000 shares of HK$0.01 each
Issued share capital: HK$7,635,347.55 being comprised of 763,534,755 Shares of HK$0.01 each
Directors:
Executive Director:
Liu Xue Qing
Non-Executive Director:
Koo Ming Kown
Independent Non-Executive Directors
Cham Yau Nam
Leung Wai Hung
Choi Man Chau Michael
Secretary: Chan Bo Shan
Annual accounts date: 31 December
Auditors: Deloitte Touche Tohmatsu

SCHEDULE 1 — PART B
Particulars of the Subsidiaries
Name of Subsidiary: J.I.C. (Macao Commercial Offshore) Company Limited
Date and place of incorporation: 12 November 2004; Macau
Address of registered office: Unit D, 17th Floor, Edificio Comercial Rodrigues, 599 da Avenida da Praia Grande, Macau
Authorised share capital: MOP 100,000
Issued share capital: One quota each MOP 100,000
Registered shareholders and beneficial owners and shareholding: J.I.C. Technology Company Limited
Directors: Koo Ming Kown and Chui Kam Wai
Secretary: Nil
Annual accounts date: 31 December
Auditors: Deloitte Touche Tohmatsu

Name of Subsidiary: Best Whole Holdings Limited
Date and place of incorporation: 13 November 2007; Hong Kong
Address of registered office: Suites 1506-1508, One Exchange Square, 8 Connaught Place, Hong Kong
Authorised share capital: HK$10,000 divided into 10,000 shares of HK$1 each
Issued share capital: 1 ordinary share of HK$1
Registered shareholders and beneficial owners and shareholding: Joy Holdings Limited — 1 share
Directors: Koo Ming Kown, Wong Kuen Ling Karene and John Quinto Farina
Secretary: Wong Long Kee
Annual accounts date: 31 December
Auditors: Deloitte Touche Tohmatsu

Name of Subsidiary: Joy Holdings Limited
Date and place of incorporation: 2 November 2007; British Virgin Islands
Address of registered office: P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands
Authorised share capital: US$50,000 divided into 50,000 shares of a single class each with a par value of US$1
Issued share capital: 1 ordinary share of US$1
Registered shareholders and beneficial owners and shareholding: J.I.C. Technology Company Limited — 1 share
Directors: Koo Ming Kown, Wong Kuen Ling Karene and John Quinto Farina
Secretary: Nil
Annual accounts date: 31 December
Auditors: Deloitte Touche Tohmatsu

Name of Subsidiary: J.I.C. Enterprises (Hong Kong) Limited
Date and place of incorporation: February 18, 1983; Hong Kong
Address of registered office: Suite 1506-08, One Exchange Square, 8 Connaught Place, Central, Hong Kong
Authorised share capital: HK$500,000 divided into 500,000 ordinary shares of HK$1.00 each
Issued share capital: 500,000 ordinary shares of HK$1.00 each
Registered shareholders and beneficial owners and shareholding:
J.I.C. Technology Company Limited — holds 499,999 shares
Chui Kam Wai — holds 1 share on behalf of J.I.C. Technology Company Limited
Directors: Nomitor Limited
Willserve Limited
Secretary: Wilgrist Nominees Limited
Annual accounts date: 31 December
Auditors: Deloitte Touche Tohmatsu
Status: inactive, has no assets or liabilities other than those disclosed in its balance sheet as at 31 December 2005, and has no material change in assets and liabilities since 31 December 2005

Name of Subsidiary: Shenzhen Namtek Company Limited
Date and place of incorporation: December 20, 1995; PRC
Address of registered office:
Registered capital: US$800,000
Registered shareholders and beneficial owners and shareholding: Best Whole Holdings Limited

Directors:	Kazuhiro Asano Koo Ming Kown Liu Xue Qing Wong Kuen Ling, Karene
Secretary: Nil
Annual accounts date: 31 December
Auditors: Deloitte Touche Tohmatsu

Name of Subsidiary: Kabushiki Kaisha Namtek Japan (expressed in English as Namtek Japan Co., Ltd.)
Date and place of incorporation: 30 June 2003; Japan
Address of registered office: 6th Floor, Sakura-Masamune, Higashi-Nihonbashi Building 3-12-12 Higashi-Nihonbashi, Chuo-Ku, Tokyo
Authorised share capital: JAP 50,000,000 divided into 500,000 shares
Issued share capital: 100,000 shares of JPY 100 each
Registered shareholders and beneficial owners and shareholding: J.I.C. Technology Company Limited

Directors:	Kazuhiro Asano Toshiaki Sunahara Koo Ming Kown Lei Lai Fong, Patinda Wong Kuen Ling, Karene
Secretary: Nil
Annual accounts date: 31 December
Auditors: Deloitte Touche Tohmatsu

SCHEDULE 2
Warranties
In this Schedule, unless the context otherwise indicates, each of the Warranties in relation to the Company shall be deemed to be repeated mutatis mutandis in relation to each of the other members of the Group and in such repeated Warranties references to the Company shall be deemed to be references to such other member of the Group.
1.	Corporate Matters

1.1	The Company has been duly incorporated and is validly existing under the laws of its place of incorporation and the Shares are listed and traded on the Stock Exchange. No order has been made or petition presented or resolution passed for the winding up of the Company and no distress, execution or other process has been levied on any of its assets. The Company is not insolvent nor unable to pay its debts as referred to in section 178 of the Companies Ordinance, no receiver or receiver and manager has been appointed by any person of its business or assets or any part thereof, no power to make any such appointment has arisen, the Company has taken no steps to enter liquidation and there are no grounds on which a petition or application could be based for the winding up or appointment of a receiver of the Company.

1.2	The Vendor is the beneficial owner of the Sale Shares, free and clear of any lien, charge, option, right of pre-emption or other encumbrance or third party right whatsoever and the Company has not exercised any lien over any of its issued shares and there is outstanding no call on any of the Sale Shares and all of the Sale Shares are fully paid and rank pari passu with other existing Shares in all respects.

1.3	The Sale Shares constitute all the issued shares in the Company that are owned by the Vendor and no issued Shares in the Company are owned by any associates of the Vendor. The Sale Shares represent approximately 74.99 per cent of all of the issued shares in the capital of the Company.

1.4	The Company has no subsidiary or shares in or stock of any company or a direct or indirect interest in any entity other than the Subsidiaries listed in Part B or Schedule 1. All of the details shown in Parts A and B of Schedule 1 are accurate and not misleading. The Company is not a director or other officer of any other company or entity.

1.5	The Company does not have any place of business or branch or permanent establishment outside Hong Kong or its jurisdiction of incorporation, nor has it carried on any trading activities outside such jurisdictions.

1.6	There are no options or other agreements outstanding which call for the issue of or accord to any person the right to call for the issue of any shares in the capital of the Company (whether of not under the Share Option Scheme) or the right to require the creation of any mortgage, charge, pledge, lien or other security or encumbrance over the Sale Shares or any of the assets of the Company.

1.7	The copies of the Memorandum and Articles of Association or Bye-Laws (as may be applicable) of the Company provided or to be provided to the Purchaser are accurate and complete in all respects and have attached to them copies of all resolutions and agreements which are required to be so attached. The Company has complied with its Memorandum and Articles of Association or Bye-Laws (as may be applicable) in all material respects, has full power, authority and legal right to own its assets and carry on its business and, to the best of the knowledge of the Vendor, none of the activities, agreements, commitments or rights of the Company is ultra vires or unauthorised.

1.8	The Register of Members and all other statutory books of the Company are up to date (save for Completion matters) and contain true full and accurate records of all matters required to be dealt with therein and the Company has not received any notice of any application or intended application under the Companies Ordinance or any other applicable legislation or regulations for rectification of the Company’s register, and all annual or other returns required to be filed with the Companies Registry or any other relevant authority have been properly filed within any applicable time limit and all legal requirements relating to the formation of the Company and the issue of shares and other securities by the Company have been complied with.

2.	The Accounts

2.1	The Accounts have been prepared in accordance with the requirements of all relevant laws and applicable statements of standard accounting practice and with good and generally accepted accounting principles and practice consistently applied, are complete and accurate in all material respects, show a true and fair view of the state of affairs of the Company and of its results and profits for the financial period ending on the Accounting Date and disclose and make proper provision or reserve for all liabilities (whether actual or contingent and whether quantified or disputed or otherwise) in accordance with the statutory requirements and the applicable generally accepted accounting principles applicable to the Company.

2.2	The Accounts contain proper provision for all Tax including deferred or provisional taxation liable to be assessed on the Company for the accounting period ended on the Accounting Date or for any subsequent period (on the basis of the rates of Tax and taxation statutes in force at the Accounting Date) in respect of any transaction, event or omission occurring or any income or profits or gains earned, accrued or received by the Company on or prior to the Accounting Date or for which the Company is accountable up to such date and all contingent liabilities for Tax have been provided for or disclosed in the Accounts in accordance with the statutory requirements and the applicable generally accepted accounting principles applicable to the Company.

2.3	Except as disclosed in the Disclosure Letter, there are no loans, guarantees, pledges, mortgages, charges, liens, debentures, encumbrances or unusual liabilities given, made or incurred by or on behalf of the Company (and, in particular but without limiting the foregoing, no loans have been made by or on behalf of the Company to any directors or shareholders of the Company or to any associate of any such directors or shareholders) and no person has given any guarantee of or security for any liability of the Company.

3.	Tax, Records and Returns

3.1	No event, act, transaction or omission has occurred or shall occur between the Accounting Date and Completion which could give rise to a claim under the terms of the Deed of Indemnity and since the Accounting Date no liability or contingent liability for Tax has arisen otherwise than as a result of trading activities in the ordinary course of business of the Company.

3.2	The Company has filed all returns, computations, notices and information required to be made or provided by the Company for any Tax purpose and the same have been made or given within the requisite periods and on a proper basis and when made were true and accurate and are up to date and none of them is or is likely to be the subject of any dispute with any Tax authority.

3.3	The Company has paid when due, and has withheld, deducted and accounted to the relevant Tax authorities for, all Tax, including provisional taxation, which it has become liable to pay, withhold, deduct or account for on or before the date hereof and within the period of seven years prior to the date hereof neither the Company nor any director or officer of the Company has paid or become liable to pay any fine, penalty, surcharge or interest in relation to Tax.

3.4	No payments of rents, interest, annuity, royalties, annual payments, emoluments, remuneration, compensation for loss of office or other sums of an income or revenue nature made or payable by the Company or which the Company is under an obligation to pay in the future have been, are or (under the law as presently in force) may be wholly or partially disallowable as deductions or charges in computing profits or against profits for Tax purposes and no payments have been made since the Accounting Date for which no relief will be received, whether as a deduction or otherwise, for Tax purposes.

3.5	No act or transaction has been or will be effected by the Company, the Vendor or any other person (including the sale of the Sale Shares), in consequence of which the Company is or may be held liable for Tax primarily chargeable against some other person.

3.6	The Company has not entered into or been engaged in or been a party to any transaction which is artificial or fictitious or any transaction or series of transactions or scheme or arrangement of which the main or dominant purpose or one of the main or dominant purposes was the avoidance or deferral of or reduction in the liability to Tax of the Company.

3.7	The Company has not appropriated any trading stock to fixed assets or vice versa, all assets are correctly shown in the Accounts as trading stock/current assets or fixed assets and any property under development is held and shown in the Accounts as fixed assets.

3.8	None of the assets of any member of the Group have been purchased at an under value or been given to any member of the Group in circumstances where the gift or element of under value (including (without limitation) any gift or element of under value which might be regarded as property passing on the death of a deceased pursuant to the provisions of section 6(1)(c) of the Estate Duty Ordinance) might be subject to or give rise to any form of Estate Duty chargeable or assessable against any member of the Group or on any of its assets.

3.9	There is no unsatisfied liability to estate duty attached or attributable to the Sale Shares or any asset of the Company, there has been no transfer of any property to the Company which has given or may give rise to any claim, assessment or demand in relation to estate duty under section 35 of the Estate Duty Ordinance (Chapter 111 of the Laws of Hong Kong), there is no charge or potential charge on any property or assets of the Company under section 18 or section 43(6) of the Estate Duty Ordinance and no person is liable to estate duty attributable to the value of any of the Sale Shares or any asset of the Company.

3.10	All documents to which the Company is a party or which form part of the Company’s title to any asset or in the enforcement of which the Company is or may be interested which are subject to stamp or similar duty have been duly stamped and, where appropriate or necessary, adjudicated.

3.11	No member of the Group has ceased to be associated (within the meaning of section 45(2) of the Stamp Duty Ordinance) with another company or body corporate in circumstances which might give rise to a liability to stamp duty pursuant to section 45(5A) of the Stamp Duty Ordinance where such stamp duty has not been paid in full prior to the date hereof and no member of the Group will prior to or at Completion, whether by virtue of this Agreement or otherwise, cease to be associated (within the meaning of section 45(2) of the Stamp Duty Ordinance) with another company or body corporate in circumstances which might give rise to a liability to stamp duty pursuant to section 45(5A) of the Stamp Duty Ordinance. No member of the Group has entered into a transaction within the period of two years prior to the date hereof in relation to which relief has been claimed pursuant to section 45 of the Stamp Duty Ordinance.

3.12	The information given by the Company to the Customs and Excise Department and all other authorities (whether of Hong Kong or otherwise) in connection with the import or export of any goods was when given true and accurate and the Company has complied with all legislation, regulations, orders, directions or conditions (whether of Hong Kong or otherwise) relating to the import and export of goods and to all customs and excise matters, and all customs duties and tariffs payable by the Company have been paid in full within the applicable time limits.

4.	Trading and General Commercial Matters

4.1	The Company has good title to (with full power to sell) all property and assets as are necessary to enable it properly to conduct its business as such business has been conducted prior to the date hereof and to all stocks used in its business. All such assets and stocks are free from any liens, mortgages, charges, encumbrances or other third party rights and are in the possession or under the control of the Company. The stock is in good condition and of merchantable quality and capable of being sold by the Company in the ordinary course of business to a purchaser in accordance with its list prices without rebate or allowance and all other assets owned or used by the

Company are in good repair and capable of being used for the purposes for which they are designed, acquired or used by the Company.

4.2	The Company is not a party to:
4.2.1	any unusual or onerous contract, any contract not entered into in the ordinary course of business or not on arm’s length terms, nor any contract which cannot be terminated without penalty or other compensation on less than twelve months’ notice;

4.2.2	any contract restricting the Company’s freedom of action in relation to its business activities or materially and adversely affecting its business or assets;

4.2.3	any contract for the purchase or use by the Company of materials, supplies, property or equipment which is in excess of the requirements of the Company for its normal operating purposes;

4.2.4	any agency, distribution, marketing, purchasing, franchising, licensing (whether by or to the Company), consulting, management, joint venture, shareholders’ or partnership arrangement or agreement or similar arrangement other than those entered into in the ordinary course of business;

4.2.5	any agreement or arrangement in which any of the Vendor or any of its directors or associates or the directors of the Company is interested (except employment agreements).
4.3	There are no contracts or obligations, agreements, arrangements or concerted practices involving the Company and no practices in which the Company is engaged, which are void, illegal, unenforceable, registrable or notifiable under or which contravene any fair trading or anti-trust legislation or regulations anywhere in the world nor has the Company received any threat or complaint or request for information or investigation in relation to or in connection with any such legislation or regulations.

4.4	With respect to each contract, commitment, arrangement, understanding, tender and bid involving the Company:
4.4.1	the Company has duly performed and complied with each of its obligations thereunder;

4.4.2	the Company is under no obligation which cannot readily be fulfilled, performed or discharged by it on time and without undue or unusual expenditure or effort or loss;

4.4.3	there are no grounds for rescission, avoidance, repudiation or termination and the Company has not received any notice of rescission or termination; and

4.4.4	none of the other parties thereto is in default thereunder.
4.5	The execution, delivery and performance of this Agreement will not result in the breach, cancellation or termination of any of the terms or conditions of or constitute a default under any agreement, commitment or other instrument affecting the Company or its property or assets or result in the acceleration of any obligation under any loan agreement or in the loss of the benefit of or in liability to refund or repay any grant or any financial or Tax concession or relief or violate any law or any rule or regulation of any administrative agency or governmental body or any order, writ, injunction or decree of any court, administrative agency or governmental body affecting the Company.

4.6	Except as disclosed in the Disclosure Letter, there are no agreements concerning the Company which can be terminated or which have been terminated or under which the rights of any person are liable to be materially adversely affected as a result of a change in the shareholding of or the control of the Company or in the composition of the board of directors of the Company.

4.7	There are no circumstances whereby, following a change in the control of the Company or in the composition of the board of directors of the Company, any of the principal customers of or suppliers or licensors to the Company would have the right to, or would, cease to remain customers or suppliers or licensors to the same extent and of the same nature as prior to the date hereof.

4.8	The Company has no capital commitments in excess of HK$1,000,000.

4.9	The Company has no liabilities except liabilities arising in the ordinary course of business under contracts for service, purchase orders, supply contracts or sale contracts, nor does it have any other liabilities direct or indirect, absolute or contingent, not required by generally accepted accounting principles to be referred to in the Accounts, including, but not limited to, off balance sheet financing arrangements.

4.10	The Company is not the subject of any official investigation or inquiry and, to the best of the knowledge of the Vendor, there are no facts which are likely to give rise to any such investigation or inquiry.

4.11	To the best of the knowledge of the Vendor, the Company is not in material default under any provision of any contract or agreement to which it is a party or by which it is bound and no event has occurred which constitutes a material default, or which with the giving of notice or the passage of time or otherwise, would constitute a default under such contract or agreement or which would require the premature repayment of any loans or other amounts due thereunder or which would result in a material adverse change in the rights or privileges which the Company would otherwise have or enjoy or which would result in a material increase in the liabilities or obligations of the Company and no party with whom the Company has entered into any agreement is in material default thereunder.

4.12	The Company has at all times carried on its business in compliance with all applicable laws and regulations in all material respects. To the best of the knowledge of the

Vendor, neither the Company, nor any of its directors or officers, has committed any criminal offence or any tort or any breach of the requirements or conditions of any statute, treaty, regulation, bye-law or other obligation relating to the Company or the carrying on of its business and the Company has obtained and complied with all registrations, licences and consents necessary or advisable for the carrying on of its business in all material respects, and all such registrations, licences and consents are valid and subsisting and, to the best of the knowledge of the Vendor, there is no reason why any of them should be suspended, cancelled or revoked (whether as a result of the sale and purchase of the Sale Shares pursuant to this Agreement or otherwise).

4.13	The Company has given no powers of attorney and no other authority express, implied or ostensible which is still outstanding or effective to any person to enter into any contract or commitment to do anything on its behalf other than the authority of employees to enter into routine trading contracts in the normal course of their duties.

4.14	The Company does not have any of its records, systems, controls, data or information recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process whether computerised or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership or direct control of the Company.

4.15	The Company has security procedures in place to prevent unauthorised access, amendment or damage to the Company’s data or the data of third parties held, recorded, stored, maintained or operated by the Company or on behalf of the Company by any third party, and, to the best of the knowledge of the Vendor, no unauthorised access, amendment or damage to such data has taken place during the six year period preceding the date hereof.

4.16	No act or transaction has been effected by or on behalf of the Company involving the making or authorising of any payment, or the giving of anything of value, to any government official, political party, party official or candidate for political office for the purpose of influencing the recipient in his or its official capacity in order to obtain business, retain business or direct business to the Company or any other person or firm.

4.17	In the event that Completion takes place on or before the Latest Announcement Date, the amount of Total Cash as at the Completion Date is not less than the relevant Warranted Cash Level. For the avoidance of doubt, if Completion takes place after the Latest Announcement Date, there is no warranty on the Warranted Cash Level as at the Completion Date.

5.	Intellectual Property Rights, including confidential information

5.1	The Company does not use any processes and is not engaged in any activities which involve the misuse of any know-how, lists of customers or suppliers, trade secrets, technical processes or other confidential information (“Confidential Information”) belonging to any third party. There has been no actual or alleged misuse by any person of any of the Company’s Confidential Information. The Company has not disclosed to any person any of its Confidential Information except where such disclosure was properly made in the normal course of the Company’s business and was made subject to an agreement under which the recipient is obliged to maintain the confidentiality of such Confidential Information and is restrained from further disclosing it or using it other than for the purposes for which it was disclosed by the Company.

5.2	The Company does not use any processes, and is not engaged in any activities, which infringe any Intellectual Property Rights of any third party. The Company is the beneficial owner or the licensee of all Intellectual Property Rights used in connection with its business and the same are valid and enforceable. The Company has taken all reasonable actions necessary to maintain its Intellectual Property Rights and there has been no attack or challenge on any grounds in respect of such Intellectual Property Rights. There has been no actual or alleged infringement of any such Intellectual Property Rights.

6.	Software Development

With respect to all contracts, commitments, arrangements and understandings to which the Company is party or by which it is bound, or has during the period of six years prior to Completion been party or bound, for the design, writing, programming, development, supply or installation of computer software or the like:

6.1	all computer software has been designed, written, programmed and developed in accordance with computer methodologies that are generally recognised in the industry;

6.2	where the Company has the obligation to provide computer software that conforms to a particular specification, the Company has the technical and other capabilities and the human and material resources to produce computer software that satisfies such specifications;

6.3	where such contracts have been completed, all computer software that has been supplied or installed has been fully accepted, no money owing to the Company has been retained by any client or customer for any reason and no material complaint or claim has been received by the Company in relation to any computer software; and

6.4	all computer software that has been supplied or installed by the Company which performs or is or may be required to perform functions involving dates or the computation thereof has the programming, design and performance capabilities to ensure that it will not suffer or cause a malfunction.

7.	Computer Systems and Software

7.1	In this paragraph 7, subject to paragraph 7.9 below, the expression “Software” means all computer programs and software used and developed by the Company in connection with the business of the Company prior to the Completion Date (whether owned by the Company, licensed to the Company by a third party or sub-licensed by the Company pursuant to a licence agreement from a third party). A “malfunction” means failure (i) to accurately record, store, retrieve and process data input and date information, (ii) to function in a manner which does not create any ambiguity as to century, or (iii) to accurately manage and manipulate single century and multi-century formulae, including leap year calculations.

7.2	The Company has title to or right to use each item of the Software including source code and object code, user and other manuals, tapes, indices, descriptive memoranda, original listings, development working papers, calculations and all other relevant documents, media and confidential information free of all encumbrances and adverse claims.

7.3	No property rights of the Company in such Software have been sold, assigned, licensed or disposed of to any party other than by the granting of licences to customers of the Company in the ordinary course of its business.

7.4	All source codes, tapes, indices, descriptive memoranda, original listings, development working papers, calculations and any other documents or media necessary conclusively to prove authorship and ownership of copyright in the Software are in the possession custody or control of the Company.

7.5	Where the Company is entitled to use and, where indicated, to grant sub-licences to third parties to use the Software pursuant to licences and/or consents granted to the Company by the owner or licensee of such Software, all royalties and other payments have been paid when due and, to the best of the knowledge of the Vendor, there has been no act or default by the Company or, where appropriate, its sub-licensees or any other person which may in any way result in such licences being terminated or the Company being unable to obtain any benefit under such licences.

7.6	The Company has not at any time had any dispute with any person relating to proprietary or other rights in or to the Software. All licences relating to the Software granted by the Company are in full force and effect and the Company after due and careful enquiry is not aware of any breach of any terms of any such licences.

7.7	The Software is fit in all material respects for its intended purpose, works in all material respects in accordance with its specifications and user or other manuals, does not contain any material defect or feature which does or may adversely affect its performance or the performance of any other software and is sufficient to fulfil all material commitments entered into by the Company to carry out its business. The Company has not at any time had any material dispute with any person relating to the functionality, quality or fitness for purpose of the Software or relating to its compliance with its specifications or with any warranties given by the Company or any other person relating to it.

7.8	The Company has taken all reasonable steps to ensure that the Software is free of any virus and there are no grounds for believing that any virus has or will come into contact with the Software.

7.9	In respect of any software that is used but not developed by the Company in connection with the business of the Company prior to the Completion Date, the Company has obtained valid licences to use such software and has complied with the terms of such licences in all material respects.

8.	Insurance

All assets of the Company of an insurable nature have at all times been and are insured in amounts to the full replacement value thereof against such risks as are in accordance with good commercial practice normally insured against. The Company has at all times maintained such insurance as it is or has been required by any agreement to maintain and has at all times been adequately covered against accident, third party, public liability, product liability and other risks normally covered by insurance and nothing has been done or omitted to be done by or on behalf of the Company which would make any policy of insurance void or voidable or enable the insurers to avoid the same and there is no claim outstanding under any such policy and there are no circumstances likely to give rise to such a claim or result in an increased rate of premium.

9.	Litigation

Neither the Company nor any person for whose acts or defaults the Company may be vicariously liable is or are engaged whether as plaintiff or defendant or otherwise in any civil, criminal or arbitration proceedings or any proceedings before any tribunal (save for debt collection by the Company in the ordinary course of business) other than those described in the Disclosure Letter, and, to the best of the knowledge of the Vendor, there are no proceedings threatened or pending against the Company or any such person including proceedings in respect whereof the Company is liable to indemnify any party concerned therein and there are no facts which are likely to give rise to any litigation or proceedings. There are no unfulfilled or unsatisfied judgments or orders against the Company or any of its assets.

10.	Employment Matters

10.1	There has been no past and there is no existing or (to the best of the knowledge of the Vendor) threatened or pending industrial or trade dispute involving the Company and any of its employees and there are no agreements or arrangements (whether oral or in writing or existing by reason of custom and practice) between the Company and any trade union or other employees’ representatives concerning or affecting the Company’s employees.

10.2	To the best of the knowledge of the Vendor, no circumstances have arisen under which the Company is likely to be required to pay damages for wrongful dismissal, to make any statutory severance, redundancy or long service payment or to make or pay any compensation for unreasonable dismissal or to make any other payment under any employment protection legislation or to reinstate or re-engage any former employee. To the best of the knowledge of the Vendor, no circumstances have arisen under which the Company is likely to be required to pay damages or compensation, or suffer any penalty or be required to take corrective action or be subject to any form of discipline under the Sex Discrimination Ordinance, the Disability Discrimination Ordinance, the Family Status Discrimination Ordinance or any other laws conferring protection against discrimination, harassment, victimisation or vilification by reason of age, gender, family circumstances, race, religion or disability. There are no current or (to the best of the knowledge of the Vendor) pending or threatened claims of any type against it by any existing or former employees.

10.3	Except as disclosed in the Disclosure Letter, there are no existing service or other agreements or contracts between the Company and any of its directors or executives or employees which cannot be lawfully terminated by three calendar months’ notice or less without giving rise to any claim for damages or compensation other than a statutory redundancy or severance or long service payment, and the Company has complied with in all material respects its obligations under all ordinances, statutes and regulations, codes, orders and awards in connection with its employees and with all collective agreements with respect to trade unions or to employees of the Company.

10.4	The Company has at all relevant times complied with in all material respects its obligations under statute or otherwise concerning the health and safety at work of its employees, and, to the best of the knowledge of the Vendor, there are no claims capable of arising or threatened or pending by any employee or third party in respect of any accident or injury which are not fully covered by insurance.

10.5	No term of employment of any employee of the Company provides that a change in control of the Company (however change of control may be defined, if at all) shall entitle the employee to treat the change of control as amounting to a breach of the contract or entitling him to any payment or benefit whatsoever or entitling him to treat himself as redundant or otherwise dismissed or released from any obligation.

10.6	There are no occupational retirement schemes (within the meaning in section 2 of the Occupational Retirement Schemes Ordinance), retirement benefits, pension, provident, superannuation, share option (apart from the existence of the Share Option Scheme under which no options are outstanding), share incentive, life assurance, disability or similar schemes, arrangements or obligations for any employees or directors or former employees or directors of the Company or any of their spouses or dependants. Save the employer’s obligations under the Mandatory Provident Fund Schemes Ordinance, the Vendor and the Company have no obligation (whether legally binding or established by custom) to pay any pension, allowance or gratuity or make any other payment on termination of service, death or retirement or to make any payment for the purpose of providing any similar benefits to or in respect of any person who is now or has been an officer or employee of the Company or any spouse or dependant of any such person and are not a party to any scheme or arrangement having as its purpose or one of its purposes the making of such payments or the provision of such benefits. The Vendors and the Company have not announced any proposals to establish any such schemes, arrangements or obligations.

10.7	Except for the forms of employment contracts already disclosed to the Purchaser, the Company has no other forms of written contractual agreements/commitments with any employees or sub-contractors.

10.8	Where personnel has been seconded by other companies or persons to work for any member of the Group, the relevant member of the Group has fulfilled all the withholding obligations in relation to such secondees.

11.	The Properties

11.1	The Company does not own any land, buildings and premises that are currently occupied or used by the Company.

11.2	The Company has exclusive possession and occupation of the Leased Properties and the leases in respect of the Leased Properties are valid and enforceable against the respective landlords.

11.3	The present use of the Leased Properties is in accordance with the relevant leased agreements for the Leased Properties.

11.4	The Vendor knows of no reason why the existing leases of Leased Properties will not be or are likely not to be renewed on their expiry on similar terms to those in the existing leases (save as regards reasonable commercial increases in rent).

11.5	There is no outstanding rent, management or service charge under any lease in respect of the Leased Properties.

12.	Arrangements with connected persons etc.

12.1	All amounts outstanding and appearing in the books of the Company as loan accounts or as due to directors or shareholders wholly represent money or money’s worth paid or transferred to the Company as the case may be or remuneration accrued due and payable for services rendered. All amounts outstanding between the Vendor or any of its associates and the Company are specifically disclosed in the Accounts.

12.2	There is not outstanding and there has not at any time been outstanding any contract or arrangement to which the Company is a party and in which any of the Vendor, its directors or officers or directors or officers of the Company is or has been interested, whether directly or indirectly, other than arm’s length service contracts and the Company is not a party to, nor have its profits or financial position at any time been adversely affected by, any contract or arrangement which is not of an entirely arm’s length nature, and there is not outstanding any connected transaction (as such term is defined in Chapter 14A of the Listing Rules) relating to the Company; save as aforesaid, there are no agreements or understandings (whether legally enforceable or not) between the Company and any person who is a shareholder or the beneficial owner of any interest in the Company or any other company controlled by any such person relating to the management of the Company’s business or the appointment or the removal of its directors or the ownership or otherwise howsoever relating to the Company or its affairs.

12.3	All costs incurred by the Company have been charged to the Company and not borne by the Vendor or its associates.

13.	Matters since the Accounting Date

Since the Accounting Date:

13.1	there has been no interruption or alteration in the nature, scope or manner of the Company’s business which business has been carried on lawfully and in the ordinary and usual course of business as previously carried on and so as to maintain it as a going concern;

13.2	there has been no material adverse change in the customer relations of the said business or in the financial condition or the position, prospects, assets or liabilities of the said business or the Company as compared with the position disclosed by the Accounts and there has been no material damage, destruction or loss (whether or not covered by insurance) affecting the said business or its assets;

13.3	no substantial customer or supplier of the Group for the accounting period ending on the Accounting Date has ceased or indicated that it is likely to cease trading with or supply to any member of the Group, or reduced or indicated that it is likely to reduce substantially its trading with or supplies to any member of the Group or changed or indicated that it is likely to change substantially the terms upon which it is prepared to trade with or supply any member of the Group (other than normal price and minor changes);

13.4	the Company has continued to pay its creditors in the ordinary course of business and no unusual trade discounts or other special terms have been incorporated into any contract entered into by the Company;

13.5	the Company has not cancelled, waived, released or discontinued any rights, debts or claims;

13.6	the Company has not incurred any capital expenditure or disposed of any fixed assets having a value of more than HK$1,000,000 in aggregate;

13.7	except as disclosed in the Disclosure Letter, the Company has not hired or dismissed any employee;

13.8	no sum or benefit has been paid, applied or voted to any officer or employee of the Company by way of remuneration, bonus, incentive or otherwise in excess of the amounts paid or distributed to them by the Company at the Accounting Date so as to increase their total remuneration and no new service agreements have been made or entered into by the Company since the Accounting Date and the Company is under no contractual or other obligation in respect thereof nor has the Company changed the terms of service of any officer or employee;

13.9	no dividends, bonuses or other distributions have been declared, paid or made in respect of any of the Shares.

13.10	no share or loan capital of the Company has been issued or agreed to be issued or any option or right thereover granted;

13.11	the Company has not undergone any capital reorganisation or change in its capital structure;

13.12	no resolutions have been passed by the Company and nothing has been done in the conduct or management of the affairs of the Company which would be likely to reduce the net asset value of the Company;

13.13	the Company has not made any purchase or sale or introduced any method of management or operation in respect of the business undertaking or assets of the Company except in a manner consistent with proper prior practice;

13.14	the Company has not incurred or become subject to any liability or obligation (absolute or contingent) except current liabilities and obligations incurred under contracts entered into in the ordinary course of business;

13.15	the Company has not discharged or satisfied any lien or encumbrance or any other obligation or liability (absolute or contingent) other than liabilities disclosed in the Accounts as at the Accounting Date and current liabilities incurred since the Accounting Date in the ordinary course of business; and

13.16	the Company has not acquired or disposed of or granted any right or option or created any other encumbrance over any shares or securities of any member of the Group or any of the Properties or any land or buildings or any estate or interest therein or parted with possession of the whole or any part thereof or agreed to do any of the same.

14.	Accuracy of Information Provided

14.1	All information contained in this Agreement (including the Recitals and Schedule 1) is true and accurate in all respects and not misleading in any respect.

14.2	All information given to the Purchaser and its professional advisers by the Vendor and its officers and employees during the negotiations prior to this Agreement was when given and is at the date hereof true and accurate in all material respects.

14.3	All information contained in the Disclosure Letter is true and accurate in all material respects and fairly presented and there is no fact or matter which has not been disclosed in the Disclosure Letter which renders any such information untrue or misleading and there is no fact or matter concerning the Company and its business and affairs which has not on the basis of the utmost good faith been disclosed in the Disclosure Letter which would reasonably be expected to influence the decision of the Purchaser to proceed with the purchase of the Sale Shares on the terms of this Agreement.

15.	Listing Rules and Related Matters

15.1	The Company has at all times complied with its material obligations under the Listing Rules and each member of the Group has at all times complied with all laws, rules and regulations governing companies whose shares are listed on the Stock Exchange in all material respects.

15.2	The Company has not received any notice or warning from the SFC or the Stock Exchange alleging any breach or failure to comply, by it or any member of the Group, of or with any aspect of the Listing Rules or any rules, regulations or laws governing or applying to companies whose shares are listed on the Stock Exchange, and the Vendor knows of no reason why any such notice might be received or be imminent.

15.3	No member of the Group and no director or other officer of any member of the Group is now or has in the preceding three years been involved in any dispute with or any investigation by the SFC or the Stock Exchange.

16.	Authority

16.1	The Vendor has the power or the corporate power to enter into and perform its obligations under this Agreement and to carry out the transactions contemplated hereby.

16.2	The Vendor has taken all necessary action or corporate action to authorise the entering into and performance of this Agreement and to carry out the transactions contemplated hereby, and this Agreement is a valid and binding obligation on it.

17.	Certain Specific Agreements and Arrangements

Where the Group terminates the agreements and arrangements set out in Schedule 5 within three months from Completion, the aggregate amount payable by the Group under such agreements and arrangements (including, but not limited to, compensation for termination, if any) will not exceed HK$1,000,000.

SCHEDULE 3
Deed of Indemnity
THIS DEED OF INDEMNITY is made on the           day of                               2008
BETWEEN:
(1)	NAM TAI ELECTRONICS, INC., a company incorporated in the British Virgin Islands, whose registered office is at McNamara Chambers, P.O. Box 3342, Road Town, Tortola, British Virgin Islands (the “Vendor”);

(2)	the companies whose particulars are set out in the Schedule hereto; and

(3)	HKC (HOLDINGS) LIMITED, a company incorporated in Bermuda, whose registered office is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (the “Purchaser”).
WITNESSES as follows:
1.	In this Deed unless the context otherwise requires:
1.1	the “Agreement” means the agreement made between the Vendor and the Purchaser on 26 February 2008 for the sale and purchase of the Sale Shares pursuant to which this Deed has been entered into;

1.2	“event” includes (without limitation) any omission, event, action or transaction whether or not the Company or any of the Subsidiaries is a party thereto, the death of any person, a change in the residence of any person for any Tax purpose, a failure to make sufficient dividend payments to avoid an apportionment or deemed distribution of income and the entering into and completion of the Agreement and references to the result of events on or before the date hereof shall include the combined result of two or more events one or more of which shall have taken place before the date hereof;

1.3	“relief” includes (without limitation) any relief, allowance, credit, set off, deduction or exemption for any Tax purpose;

1.4	reference to income or profits or gains earned, accrued or received shall include income or profits or gains deemed to have been or treated as or regarded as earned, accrued or received for the purposes of any legislation;

1.5	reference to any Tax liability shall include not only any liability to make actual payments of or in respect of Tax but shall also include the amount of tax losses which have been disclosed in the Accounts but would not be available after Completion;

1.6	reference to the “Company” includes a reference to each of the Subsidiaries;

1.7	reference to a payment in respect of Tax includes (without limitation) a payment for the surrender or transfer of any relief, a repayment of any such payment and a payment by way of reimbursement, recharge, indemnity or damages;

1.8	words and expressions defined in the Agreement shall have the same meaning, and any provisions of the Agreement concerning matters of construction or interpretation shall apply, in this Deed; and

1.9	if there is a conflict between the Agreement and this Deed, this Deed prevails to the extent of the conflict.
2.	Subject as hereinafter provided, the Vendor hereby covenants with and undertake to indemnify the Purchaser for itself and as trustee for its successors in title and the Company and the Subsidiaries and each of them and to keep them indemnified against 74.99% in respect of the Purchaser for itself and as trustee for its successors, or (if so elected by the Purchaser in which case the Purchaser shall cease to be entitled to pursue any claim hereunder for itself) 100% in respect of the Company and the Subsidiaries, of the following:
2.1	any Tax liability of the Company or any of the Subsidiaries resulting from or by reference to any income, profits or gains earned accrued or received on or before the Completion Date or any event on or before the Completion Date whether alone or in conjunction with other circumstances and whether or not such Tax is chargeable against or attributable to any other person; and

2.2	any Tax liability of the Company or any of the Subsidiaries referred to in Clause 2.1 and which is regarded as such pursuant to the provisions of Clause 1.5; and

2.3	any Tax liability of the Company or any member of the Group that arises after Completion as a result of an act, omission or transaction by a person other than the Company or any member of the Group (but who were otherwise under control of the Vendor) and which liability to Tax falls upon the Company or the relevant member of the Group as a result of its having been in the same group for Tax purposes as that person at any time before Completion; and

2.4	any Tax liability of the Company or any of the Subsidiaries that would not have been payable had there been no breach of any Tax Warranties and which is not the subject of the covenants in sub-Clauses 2.1, 2.2 and 2.3 above; and

2.5	all costs and expenses which are reasonably and properly incurred by the Purchaser or the Company or any member of the Group in connection with any of the matters referred to in this Clause 2 or in taking or defending any action under this Deed (including, without prejudice to the generality of the foregoing, all legal and other professional fees and disbursements).
3.	The indemnities given by this Deed do not apply to any liability:

3.1	to the extent that provision or reserve in respect thereof has been made in the Accounts or to the extent that payment or discharge of such liability has been taken into account therein;

3.2	in respect of which provision or reserve has been made in the Accounts which is insufficient only by reason of any increase in rates of Tax made after the date hereof with retrospective effect;

3.3	for which the Company is primarily liable as a result of transactions in the ordinary course of its business or normal day to day trading operations since the Accounting Date;

3.4	in respect of any matter to the extent that the same would not have occurred but for any matter or thing done or omitted to be done pursuant to and in compliance with the Agreement or otherwise at the request in writing or with the approval in writing of the Purchaser, or any act, omission or transaction of the Purchaser or its directors, officers, employees or agents or successors in title, after Completion, provided that no member of the Group has ceased to be associated (within the meaning of section 45(2) of the Stamp Duty Ordinance) with another company or body corporate in circumstances which might give rise to a liability to stamp duty pursuant to section 45(5A) of the Stamp Duty Ordinance where such stamp duty has not been paid in full prior to the date hereof and no member of the Group will prior to or at Completion, whether by virtue of the Agreement or otherwise, cease to be associated (within the meaning of section 45(2) of the Stamp Duty Ordinance) with another company or body corporate in circumstances which might give rise to a liability to stamp duty pursuant to section 45(5A) of the Stamp Duty Ordinance;

3.5	to the extent that it arises (or is increased) because of any claim, election, surrender or disclaimer made or notice or consent given or any other thing done on or after Completion by a member of the Group or the Purchaser or any of their respective representatives under the provisions of any legislation relating to Tax, other than such claim, election, surrender or disclaimer made or notice or consent related to an event as referred to in Clause 2 and the making, giving or doing of the same is with the concurrence of the Vendor;

3.6	to the extent that it arises (or is increased) because of a failure or omission on the part of a member of the Group on or after Completion to make any claim, election, surrender or disclaimer or give any notice or consent or do any other thing under the provisions of any legislation relating to Tax the making, giving or doing of which was taken into account in computing the provision for Tax in the Accounts;

3.7	to the extent that it arises in respect of accrued gains which relate to the Company’s period of ownership of the relevant chargeable asset prior to Completion where the gains are not realised until after Completion;

3.8	to the extent that it arises in consequence of a change in the date to which a member of the Group makes up its accounts or a change of any of its accounting policies, bases or practices in either case after Completion;

3.9	to the extent that the Tax liability would not have arisen but for a disclaimer of capital allowances or any other relief or a revision to or revocation of a claim therefore where such revision or disclaimer is caused or made by the member of the Group after the Completion Date, other than with the concurrence of the Vendor;

3.10	to the extent that the Tax liability arises or is increased as a consequence of any failure by the Purchaser or a member of the Group to comply with any of their respective obligations under this Deed;

3.11	to the extent that the Tax liability arises or is increased as a result of any delay or default by the Purchaser or any member of the Group in paying over to any Tax authority any amount received from the Vendor under this Deed or for breach of the Tax Warranties;

3.12	to the extent that an amount in respect of the Tax liability has already been recovered by the relevant member of the Group from another person (not being the Purchaser or a member of the Group);

3.13	to the extent that it has been discharged before Completion;

3.14	to the extent that it has been made good by insurers or otherwise compensated for without cost to the Purchaser or the Group; or

3.15	to the extent that it would not have arisen but for a cessation of, or any changes in the conduct of, any trade carried on by a member of the Group at Completion, being a cessation or charge occurring on or after Completion.
4.	The limitations to the Vendor’s liabilities set out in Clauses 8.12 and 8.13 of the Agreement shall apply to this Deed, save that such limitations shall not apply to any Tax liability relating to J.I.C. Enterprises (Hong Kong) Limited.

5.	If the Purchaser shall become aware of any assessment, notice, demand or other document issued or action taken by or on behalf of any person, authority or body from which it appears that the Company or any of the Subsidiaries has or may have a liability in respect of which a claim could be made under this Deed, it shall give written notice thereof to the Vendor and shall (if the Vendor shall indemnify and secure the Purchaser and the Company and the Subsidiaries as applicable to the Purchaser’s reasonable satisfaction against any liabilities, costs, damages or expenses which may be reasonably and properly incurred thereby) take such action and procure that the Company and/or the relevant Subsidiary shall take such action as the Vendor may reasonably request to dispute, resist or compromise the liability; provided that neither the Company nor the relevant Subsidiary nor the Purchaser shall be required to take any such action which would adversely affect the future conduct of the business of the Purchaser or the Company or any of the Subsidiaries or any subsidiaries of the Purchaser to a material extent, or adversely affect the rights of any of them to a material extent, or adversely affect reputations of any of them.

6.	The liability of the Vendor under this Deed shall cease after the date falling on the seventh anniversary hereof except in respect of matters which have been the subject of a written claim (stating in reasonable detail the specific matters and amount in respect of which such claim is made) made within the said period by the Purchaser, the Company and/or any of the Subsidiaries to the Vendor unless the claim in question has arisen by reason of fraud, wilful concealment or dishonesty on the part of the Vendor or, prior to the date hereof, the Company or any member of the Group or any of its officers in which event there shall be no contractual limit on the time period within which such claim may be brought.

7.	The Vendor will not be liable for a claim under this Deed to the extent that an equivalent claim has been made under the Warranties and the Vendor has satisfied such equivalent claim, and vice versa.

8.	If the Vendor has made a payment to the Purchaser under this Deed or under the Tax Warranties and any member of the Group is entitled to recover from any third party (including any Tax authority) any sum in consequence of any event to which the payment made by the Vendor relates, and the Vendor agrees to indemnify and secure the Purchaser and the Company and the Subsidiaries as applicable against any liabilities, costs, fees or expenses which may be reasonably and properly incurred thereby, the Purchaser shall and shall procure that each relevant member of the Group shall use all reasonable endeavours to effect such recovery and the Vendor may require the Purchaser by notice in writing to take and to procure that each relevant member of the Group takes such action as the Vendor reasonably requests to recover such sums.

9.	The due date for the making of payments under this Deed shall be:
9.1	where the payment relates to a liability of the Company or any of the Subsidiaries to make an actual payment of or in respect of Tax, the date which is seven days before the date on which such actual payment is due to be made to the relevant authority;

9.2	where the payment relates to a matter falling within Clause 1.5 (other than an actual payment), the date falling seven days after the Vendor has been notified by the Purchaser that the auditors for the time being of the Company or the relevant Subsidiary have certified at the request of the Purchaser or the Company or the relevant Subsidiary that the Vendor has a liability for a determinable amount under Clause 2;

9.3	in the case of costs and expenses within Clause 2.5 the date on which such costs and expenses are incurred; and

9.4	where the payment relates to a matter falling within Clause 8 and is required by the Vendor, within seven days after receipt of any sum so recovered by the Purchaser which any member of the Group actually recovers less any liabilities, costs, fees or expenses reasonably and properly incurred by the Purchaser or any member of the Group in respect of the matter in question.
10.	If any payment due to be made under this Deed is not made on the due date for payment thereof the same shall carry interest from such due date of payment until actual payment at the rate of Hong Kong Interbank Offer Rate from time to time of Hong Kong Bank compounded on the last days of March, June, September and December in each year.

11.	If any sum payable under this Deed shall be subject to Tax (whether by way of deduction or withholding or direct assessment of the person entitled thereto) such payment shall be increased by such an amount as shall ensure that after deduction, withholding or payment of such Tax the recipient shall have received an amount equal to the payment otherwise required hereby to be made.
12.	The Vendor shall give all such assistance and provide such information as the Purchaser shall reasonably request from time to time for the purpose of enabling the Purchaser or the Company any member of the Group to make returns and provide information as required to any Tax authority and to negotiate any liability to Tax.
13.	No delay or forbearance on the part of any such person in exercising any right power or privilege under this Deed shall impair such right power or privilege or be construed as a waiver thereof and any single or partial exercise of any such right power or privilege shall not preclude the further exercise thereof.
14.	Any notice required to be given by any party hereto to any other shall be deemed validly served by hand delivery or by prepaid registered letter sent through the post (airmail if to an overseas address) or by facsimile transmission to its address given herein or such other address as may from time to time be notified for this purpose and any notice served by hand shall be deemed to have been served on delivery, any notice served by facsimile transmission shall be deemed to have been served when sent and any notice served by prepaid registered letter shall be deemed to have been served 48 hours (72 hours in the case of a letter sent by airmail to an address in another country) after the time at which it was posted and in proving service it shall be sufficient (in the case of service by hand and prepaid registered letter) to prove that the notice was properly addressed and delivered or posted, as the case may be, and in the case of service by facsimile transmission to prove that the transmission was confirmed as sent by the originating machine.
15.	If any provision or part of a provision of this Deed shall be, or be found by any authority or court of competent jurisdiction to be, invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions or parts of such provisions of this Deed, all of which shall remain in full force and effect.
16.	This Deed shall be governed by and construed in accordance with the laws of Hong Kong and the parties hereto irrevocably submit to the non exclusive jurisdiction of the Hong Kong Courts for the purposes of enforcing any claim arising hereunder.
17.	The Vendor hereby irrevocably appoints Wilkinson & Grist of 6th Floor, Prince’s Building, 10 Chater Road, Central, Hong Kong as its agent to receive and acknowledge on its behalf service of any writ, summons, order, judgment or other notice of legal process in Hong Kong. If for any reason the agent named above (or its successor) no longer serves as agent of the Vendor for this purpose, the Vendor shall promptly appoint a successor agent satisfactory to the Purchaser, notify the Purchaser thereof and deliver to the Purchaser a copy of the new process agent’s acceptance of appointment Provided that until the Purchaser receives such notification, it shall be entitled to treat the agent named above (or its said successor) as the agent of the Vendor for the purposes of this Clause. The Vendor agrees that any such legal process shall be sufficiently served on it if delivered to such agent for service at its address for the time being in Hong Kong whether or not such agent gives notice thereof to the Vendor.
IN WITNESS whereof this Deed has been executed and is intended to be and is hereby delivered on the date appearing at the head hereof.

SCHEDULE
Details of the Company and the Subsidiaries
1.	J.I.C. Technology Company Limited, a company incorporated in the Cayman Islands whose registered office is at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands

2.	J.I.C. (Macao Commercial Offshore) Company Limited, a company incorporated in Macau whose registered office is at Unit D, 17th Floor, Edificio Comercial Rodrigues, 599 da Avenida da Praia Grande, Macau

3.	Best Whole Holdings Limited, a company incorporated in Hong Kong whose registered office is at Suites 1506-1508, One Exchange Square, 8 Connaught Place, Hong Kong

4.	Joy Holdings Limited, a company incorporated in British Virgin Islands whose registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

5.	J.I.C. Enterprises (Hong Kong) Limited, a company incorporated in Hong Kong whose registered office is at Suites 1506-08, One Exchange Square, 8 Connaught Place, Central, Hong Kong

6.	Shenzhen Namtek Company Limited, a company incorporated in the PRC whose registered office is at

7.	Kabushiki Kaisha Namtek Japan (expressed in English as Namtek Japan Co., Ltd.), a company incorporated in Japan whose registered office is at 6th Floor, Sakura-Masamune, Higashi-Nihonbashi Building, 3-12-12 Higashi-Nihonbashi, Chuo-Ku, Tokyo

THE COMMON SEAL of	)
NAM TAI ELECTRONICS, INC.	)
was hereunto affixed	)
in the presence of:	)

THE COMMON SEAL of	)
HKC (HOLDINGS) LIMITED	)
(for and on behalf of itself and	)
the companies set out in the	)
Schedule as trustee))
was hereunto affixed	)
in the presence of:	)

SCHEDULE 4
Letter of Resignation under Seal
To: The Board of Directors of [•]
Dear Sirs,
[I/We] hereby resign as [a director]/[the company secretary] [and employee] of [•] with immediate effect and hereby confirm that [I/We] have no claim outstanding against [•] for compensation for loss of office or otherwise.
Dated this           day of                               2008.

SIGNED SEALED and DELIVERED	)
as a Deed by [name of person]	)
in the presence of:	)
The original of this letter of resignation has been posted to [or left] at the [registered office] / [principal place of business] of the company on [•].

SCHEDULE 5
Agreements and arrangements relating to the employees or the affairs of the Group as referred to in paragraph 17 of Schedule 2
The Company
1.	The arrangement of sharing of total overheads of office space at Suites 1506-1508, 15th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong (for an amount of US$24,000 per month) between the Company and ZPT, as approved in the Company’s board resolutions dated 23 December 2005.
2.	The Company’s sharing of costs incurred for Changeover Project with two other parties under a Consultancy Agreement entered into among the Hong Kong Productivity Council, ZPT and NTEEP, as approved in the Company’s board resolutions dated 28 May 2007.

3.	Employment agreements of two employees, namely, Chan Bo Shan and Yuen Yee Ling, Elaine.
Kabushiki Kaisha Namtek Japan (expressed in English as Namtek Japan Co., Ltd.) (“Namtek Japan”)
4.	Retirement of Mr. Kazuhiro Asano (Namtek Japan shall not be liable to pay any amounts to Mr. Asano for such purpose apart from a severance pay which shall not be more than JPY2,925,000.)

SIGNED by John Farina	)
for and on behalf of	)	/s/ John Q. Farina
NAM TAI ELECTRONICS, INC.	)
in the presence of:	)
Jeckle Chu
JSM
in association with Mayer Brown LLP
and Mayer Brown International LLP
Solicitor, Hong Kong SAR

SIGNED by Eric Oei	)
for and on behalf of	)	/s/ Eric Oei
HKC (HOLDINGS) LIMITED	)
in the presence of:	)
James Chan
/s/ James Chan